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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

VIA Hand Delivery
AND EDGAR

June 20, 2013

Stacie Gormon, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Silver Eagle Acquisition Corp. (f/k/a Global Eagle Acquisition Corp. II) Draft Registration Statement on Form S-1 Submitted May 17, 2013 CIK No. 001575988

Dear Ms. Gormon:

On behalf of Silver Eagle Acquisition Corp. (f/k/a Global Eagle Acquisition Corp. II) (the “Company”), we submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by email, dated June 13, 2013, relating to the Company’s Draft Registration Statement submitted to the Commission on May 17, 2013.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Draft Registration Statement submitted on May 17, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Form S-1.

United States Securities and Exchange Commission

June 20, 2013

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s comment, the Company has supplementally delivered to the Staff concurrently with the submission of this letter a copy of the slides presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully advises the Staff that the Company did not leave hard copies of the slide presentation for retention by potential investors and the slide presentation was not sent electronically to potential investors. No research reports about the Company have been published or distributed.

2.	We note your disclosure throughout your registration statement regarding the listing of the units, common stock and warrants on the NASDAQ Capital Market. Please revise your disclosure throughout your registration statement to clarify that you will seek to have your units, common stock and warrants listed on the NASDAQ Capital Market but that the listing is not guaranteed.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Form S-1 to clarify that it will apply to have its units, common stock and warrants listed on the NASDAQ Capital Market and that the listing is not guaranteed.

3.	We note that throughout your registration statement you use the term “this offering” to interchangeably refer to the offering of 40,000,000 units pursuant to the registration statement and to the cumulative offering of the 40,000,000 units as well as the private placement warrants. Please revise your disclosure as appropriate or advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it no longer intends to conduct the direct offering of 15,000,000 units and therefore will be offering only 25,000,000 units (or up to 28,750,000 units, depending on the extent to which the underwriters’ over-allotment option is exercised) to the public pursuant to the prospectus filed as part of the Form S-1. Additionally, the Company has revised the disclosure to clarify that the term “this offering” refers only to the public offering of 25,000,000 units plus an additional 3,750,000 units that may be sold to the underwriters to cover over-allotments, if any.

United States Securities and Exchange Commission

June 20, 2013

4.	If you have a website, please disclose the web address in your registration statement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not yet have a website.

Cover Page of Registration Statement

5.	We note that in the “Calculation of Registration Fee” table on the cover page of your registration statement your disclosure appears to indicate that each unit will include one share of common stock and one warrant and that the 40,000,000 units includes the units which may be issued to the underwriters to cover the over-allotments. However, we note on the cover page of the prospectus and elsewhere, you disclose that each unit will consist of one share of your common stock and one half of one warrant. Further, we note that underwriters have the option to purchase up to an additional 3,750,000 units to cover over-allotments. Please revise your disclosure throughout your registration statement to resolve these inconsistencies or advise.

Response: In response to the Staff’s comment, the Company has revised the registration fee table to indicate that each unit consists of one share of common stock and one half of one warrant and to indicate that the registration statement covers 28,750,000 units, which includes 3,750,000 units that may sold to the underwriters to cover any over-allotments.

Outside Front Cover of Prospectus

6.	We note that 15 million shares will be sold by you to “people having business relationships with members of your sponsor” as part of a direct offering. We also note, on page 7, that you anticipate the offering of all shares will close “three business days from the date of this prospectus.” Please advise whether you have already offered these securities to these individuals and whether you have received a commitment from these individuals to purchase these securities. We may have further comments.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it no longer intends to conduct the direct offering of 15,000,000 units and therefore will be offering only 25,000,000 units (or up to 28,750,000 units, depending on the extent to which the underwriters’ over-allotment option is exercised) to the public pursuant to the prospectus filed as part of the Form S-1.

United States Securities and Exchange Commission

June 20, 2013

7.	Please ensure that the cover page of the prospectus is one page in length and at least 10-point modern type. Please refer to Rule 420 of Regulation C and Item 501 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the cover page of the prospectus to ensure that the cover is one page in length and the text is at least 10-point modern type.

Summary, page 1

Our Management Team, page 1

8.	We note your disclosure regarding the experiences of your officers and director in managing blank check companies and the acquisitions made by these previous companies. Please revise, as appropriate, to provide balanced disclosure, including disclosure regarding adverse experiences. For example, please disclose the initial offering price per unit or share for each entity and the current market price of the acquired companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure so that it is more balanced by including the initial offering price per unit or share for each previous blank check company managed and the current market price of the acquired companies.

The Offering, page 7

Founder shares, page 10

9.	We note your disclosure that your sponsor and Dennis A. Miller purchased 10,000,000 shares at $.003 per share. Please revise your disclosure to clarify the amount purchased by each party. Further, please disclose how you determined the purchase price of the shares. In addition, in an appropriate section, please explain the relationship of Mr. Miller to you.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify the amounts purchased by our sponsor and Dennis A. Miller, and to disclose how the Company determined the purchase prices of the shares. The founder shares were issued in connection with the formation of the Company, when it had no assets or operations, and accordingly the Company issued the founder shares for an aggregate purchase price of $25,000, which amount was intended to provide the Company with initial working capital.

United States Securities and Exchange Commission

June 20, 2013

10.	We note that 2,500,000 shares will be subject to forfeiture. Please explain how the forfeiture amounts will be divided among the two parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain how the forfeiture amounts will be divided among the two parties. Of the aggregate number of shares to be forfeited, if any, the Sponsor will forfeit 95% such shares and Dennis A. Miller will forfeit 5% of such shares.

11.	We note that you indicate that your initial stockholders have agreed to, among other things, certain transfer restrictions, certain forfeiture provisions, certain voting provisions and waive certain liquidating distribution rights. Please revise your disclosure to indicate whether these provisions were provided in written agreements, and if so, please file such agreements as exhibits to this registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that these provisions are provided in written agreements. The Company will file such agreements as exhibits to the registration statement.

Private placement warrants, page 12

12.	We note that your sponsor and Mr. Miller have committed to purchase up to 7,500,000 private placement warrants in the aggregate. Please disclose the individual commitment of both parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the individual commitments of both parties. Of the aggregate number of private placement warrants to be purchased, the sponsor will purchase 95% of such warrants and Dennis A. Miller will purchase 5% of such warrants.

Proceeds to be held in trust account, page 13

13.	We note that your disclosure indicates that until you complete your initial business combination, no proceeds held in the trust account will be available for your use, except for a one-time release of funds to pay Delaware franchise taxes for 2013. However, on page 129 of your prospectus, we note your statement that “[y]our amended and restated certificate of incorporation will permit the release to [you] from the trust account amounts necessary to purchase up to 50% of the shares sold in the offering .. . . . ” Please revise your disclosure to address this inconsistency or advise. Additionally, please disclose the amount you anticipate paying as a franchise tax.

United States Securities and Exchange Commission

June 20, 2013

Response: In response to the Staff’s comment, the Company deleted from the Form S-1 all disclosure regarding the release of funds from the trust account to purchase up to 50% of the shares sold in the offering, as such release will not be permitted. Additionally, the Company has revised the disclosure to provide its estimate of the amount it anticipates paying as franchise tax.

14.	We note that you can purchase up to 50% of the shares sold in the offering with funds released from the trust account. Please revise to include a separate section in your prospectus that addresses in detail how you may purchase up to 50% of the shares sold in the offering. Please clarify whether you will purchase all shares offered up to the 50% amount during the noted time period and how will you determine what shares will be purchased. We may have further comment.

Response: In response to the Staff’s comment, as discussed above, the Company has deleted from the Form S-1 all disclosure regarding the purchase of up to 50% of the shares sold in the offering with funds released from the trust account, as such purchases will not be permitted.

15.	We note that you may receive interest from the investments made by the trust. Please clarify the uses for these amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that the funds held in the trust account, including interest accrued thereon, may not be released to the Company other than for a one-time release of an estimated $180,000 (on an annualized basis) to pay Delaware franchise tax and in connection with our initial business combination or liquidation in accordance with our amended and restated certificate of incorporation.

Redemption of public shares and distribution if no initial . . . , page 19

16.	We note your disclosure on page 20 that your “sponsor, executive officers, directors and director nominees have agreed that they will not propose any amendment to [y]our amended and restated certificate of incorporation that would affect the substance of timing of [y]our obligation to redeem 100% of [y]our public shares . . . .” Please revise your disclosure to indicate whether these provisions were provided in written agreements, and if so, please file such agreements as exhibits to this registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that these provisions were provided in written agreements. The Company will file such agreements as exhibits to the registration statement.

United States Securities and Exchange Commission

June 20, 2013

Limited payments to insiders, page 21

17.	We note your disclosure that you reserve the right to make payments for office space, secretarial and administrative services provided to members of your management team by your sponsor, members of your sponsor, members of your management team or their affiliates in an amount not to exceed $10,000 per month. Please revise your disclosure to discuss the circumstances in which such payments will be made.

Response: In response to the Staff’s comment, the Company has revised the disclosure to discuss the circumstances in which such payments will be made.

Risk Factors, page 25

We are not registering the shares of common stock…, page 36

18.	On page 110, you disclose that in no event will you be required to net cash settle any warrant. Please revise your risk factor to explicitly state that there is no net cash settlement of the warrants.

Response: In response to the Staff’s comment, the Company has revised this risk factor to explicitly state that there is no net cash settlement of the warrants.

Use of Proceeds, page 54

19.	On pages 56, 65, 95 and 104, you disclose that the fee for services paid to certain related parties is at least as favorable as you could have obtained from an unaffiliated person. On page 105, you disclose that ongoing and future transactions with certain related parties will be no less favorable to you than are available from unaffiliated third parties. Please tell us how these representations can be substantiated, or revise your filing to remove this disclosure.

Response: In response to the Staff’s comment, the Company has revised the filing to remove this disclosure.

Management’s Discussion and Analysis …, page 61

20.	We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). In this section, please disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

United States Securities and Exchange Commission

June 20, 2013

Response: In response to the Staff’s comment, the Company has revised the filing to disclose that its financial statements may not be comparable to companies that comply with public company effective dates as a result of its election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

Proposed Business, page 67

21.	We note that you intend to pay Mr. Graf, or an affiliate, $15,000 per month for services. Please disclose the services that will be provided and the amount of time he will devote to your business each month. Please disclose whether he may be paid $15,000 during a month in which no services are performed or whether the amount may be less if he does not perform substantial services during a given month.

Response: In response to the Staff’s comment, the Company has revised the filing to disclose the services that will be provided by Mr. Graf, to provide an estimate of the amount of time he will devote to the Company’s business each month, and to disclose that Mr. Graf will be entitled to receive the full $15,000 monthly payment irrespective of the amount of services that he provides in any month.

Redemption rights for public stockholders …, page 77

22.	Please clarify whether shareholders may elect to redeem only a portion of their shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that shareholders may elect to redeem all or a portion of their shares.

Facilities, page 91

23.	We note your disclosure regarding your executive offices. Please revise your disclosure to indicate whether such property is not held in fee, and if not, please describe briefly how such property is held. Please refer to Item 102 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that its executive offices are leased.

Management, page 93

United States Securities and Exchange Commission

June 20, 2013

Directors and Executive Officers, page 93

24.	For each director and executive officer, please state the date each individual started with you rather than referring to “inception.”

Response: In response to the Staff’s comment, the Company has revised the disclosure to state the date on which each individual started with the Company.

Executive Officer and Director Compensation, page 95

25.	We note that you will pay Mr. Graf, or an affiliated entity of Mr. Graf, $15,000 per month for services. Please confirm that you will provide the disclosure required by Item 402 of Regulation S-K in future filings with respect to these payments to Mr. Graf.

Response: In response to the Staff’s comment, the Company confirms that it will provide the disclosure required by Item 402 of Regulation S-K in future filings with respect to payments to Mr. Graf, or an affiliated entity of Mr. Graf, for services.

Conflicts of Interest, page 97

26.	We note your discussion on page 98 regarding the written agreements you have executed with your officers and directors to provide you with a right of first review with respect to certain business combination opportunities “in order to minimize potential conflicts of interest.” You also state on page 98 that this right of first review is “subject to any fiduciary duties or contractual obligations such officer or director may have, currently or in the future, in respect of the companies to which such officer or director currently has fiduciary duties or contractual obligations.” Based on this limitation, it is unclear how the agreements minimize the existence of conflicts of interest. Please clarify where, and the extent to which, the agreements confer any preference to the company given the exception for fiduciary duties and contractual obligations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s officers and directors will no longer be obligated to provide the Company with a right of first review with respect to certain business combination opportunities. Accordingly, the Company has deleted this disclosure throughout the Form S-1.

Principal Stockholders, page 101

United States Securities and Exchange Commission

June 20, 2013

27.	We note that you have included text for footnote (3) under your table without identifying footnote (3) in your table. Please revise your disclosure or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the text of footnote (3).

28.	We note that Mr. Graf’s shares will represent a percentage of the shares held by the sponsor. Please explain how Mr. Graf’s shares will be distinct from those over which Mr. Sloan and Mr. Sagansky exercise voting and dispositive control.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate that Mr. Graf has a pecuniary interest in certain of the shares held by the sponsor through his ownership interest in the sponsor, but has no voting or dispositive power with respect to such shares when held by the sponsor.

29.	We note that on page 102 and elsewhere you disclose that the founder earnout shares equal 25% of “your issued and outstanding shares after this offering.” However, we note that you are issuing 40,000,000 shares of common stock in this offering and that you have 2,500,000 founder earnout shares outstanding, which is approximately 6%. Please revise your disclosure, as appropriate, to address this discrepancy.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that the founder earnout shares will be equal to 25% of the founder shares.

Certain Relationships and Related Party Transactions, page 104

30.	Please revise your disclosure of each transaction identified to include the information required by Item 404 of Regulation S-K. For example only, please provide the name of the related person and the basis on which the person is a related person, the related person’s interest in the transaction, and the approximate dollar value of the amount of the related person’s interest in the transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the information required by Item 404 of Regulation S-K.

Financial Statements

Notes to Financial Statements, page F-7

General

United States Securities and Exchange Commission

June 20, 2013

31.	Please revise your filing to disclose the fair value of the underwriter’s purchase option. Your disclosure should include, but not be limited to, the model and the valuation assumptions used to value the option. Please also include a discussion of the valuation in your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the underwriters do not have a purchase option with respect to shares of the Company’s common stock. The over-allotment option granted to the underwriters is in connection with our initial public offering and may be exercised by them to cover over-allotments, if any. Any shares sold pursuant to the over-allotment option will be sold at the public offering price.

3. Proposed Offering, F-11

32.	On page 110, you disclose that in no event will you be required to net cash settle any warrant. Please revise your financial statement footnotes to explicitly disclose that there is no net cash settlement for the warrants included in the 40,000,000 units for sale or the 3,750,000 additional units. Further, please tell us and revise your financial statement footnotes to disclose if the underwriters option to purchase 3,750,000 units allows for net-cash settlement.

Response: In response to the Staff’s comment, the Company has revised its financial statement footnotes to explicitly disclose that there is no net cash settlement for the warrants included in the units for sale or the additional units that may be sold pursuant to the underwriters’ over-allotment option. The Company respectfully advises the Staff that the underwriters’ over-allotment option to purchase an additional 3,750,000 units does not allow for net-cash settlement.

4. Related Party Transactions, page F-11

Private Placement Warrants, page F-12

33.	We note the Private Placement Warrants have a price of $1.00 per warrant. Please tell us how you valued these warrants.

Response: In response to the Staff’s comment, the Company determined to issue the warrants or a purchase price of $1.00 per warrant by analyzing warrant trading prices of eight similarly structured blank check companies which have not yet announced a business combination. The range of recent closing prices of these warrants was $0.24 to $0.59. In addition, these prices do not account for the liquidity discount applicable to the sponsor warrants as a result of the transfer restrictions to which they are subject. The Company also considered the fact that a purchase price of $1.00 per private placement warrant would cause fewer warrants to be issued than if the purchase price were less than $1.00 per warrant, thereby resulting in less potential dilution. The Sponsor and Dennis A. Miller agreed to pay $1.00 per private placement.

United States Securities and Exchange Commission

June 20, 2013

34.	On page 110, you disclose that in no event will you be required to net cash settle any warrant. Please revise your financial statement footnotes to explicitly disclose that there is no net cash settlement for the Private Placement Warrants.

Response: In response to the Staff’s comment, the Company has revised the financial statement footnotes to explicitly disclose that there is no net cash settlement for the private placement warrants.

Part II, page II-15

Item 16. Exhibits and Financial Statement Schedules, page II-20

35.	We note that you discuss the material tax consequences to unitholders in the prospectus, but it does not appear that you intend to file a tax opinion. To the extent that you do not intend to file a tax opinion, please explain to us in detail the reasons why you do not believe a tax opinion is required. Refer to Item 601(b) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has not obtained a tax opinion and does not intend to obtain and file a tax opinion because Item 601(b)(8) of Regulation S-K states that a tax opinion is only required in a Form S-1 where actual representations as to tax consequences are set forth. The Company respectfully submits that it should not be required to file a tax opinion because the tax section included in the Registration Statement only provides general disclosure related to the possible tax treatment, which is all dependent on what type of business combination the Company enters into.

36.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed versions of Exhibit 3.1 and Exhibit 3.2 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will file all required exhibits as promptly as possible. The Company also acknowledges the Staff’s comments regarding the filing of final, executed agreements. The Company will file final, executed versions of agreements that are executed prior to effectiveness of the registration statement.

United States Securities and Exchange Commission

June 20, 2013

Item 17. Undertakings, page II-21

37.	Please revise to provide the undertaking required by Item 512(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe the undertakings required by Item 512(a) of Regulation S-K are applicable to this transaction, as the securities are not being registered pursuant to Rule 415 under the Securities Act. Therefore, the Company has revised Item 17 to include only the undertakings required by 512(f), (h) and (i).

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,
/s/ Joel L. Rubinstein
Joel L. Rubinstein

JLR/ems

cc:	James A. Graf, Chief Financial Officer

Kevin Woody, Branch Chief

Beth Frohlichstein, Attorney-Advisor

Jennifer Monick, Senior Staff Accountant

DM_US 43298255

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